Filed pursuant to Rule 433
 May 29, 2008
 Relating to Preliminary Pricing Supplement No. 651 to
 Registration Statement Nos. 333-137691, 333-137691-02
 Dated September 29, 2006
ABN AMRO Bank N.V. Reverse Exchangeable Securities
Preliminary Pricing Sheet – May 29, 2008

8.85% (PER ANNUM), ”THE SPDR TRUST SERIES 1” THREE MONTH KNOCK-IN REXSM SECURITIES DUE SEPTEMBER 5, 2008

 OFFERING PERIOD: MAY 29, 2008 – MAY 30, 2008

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa2, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offerings:	8.85% (Per Annum), Three Month Reverse Exchangeable Securities due September 5, 2008 linked to the Underlying Fund set forth in the table below.
Interest Payment Dates:	Interest on the Securities is payable monthly in arrears on the 6th day of each month starting on July 6, 2008 and ending on the Maturity Date.
Underlying Fund	Ticker	Coupon Rate Per annum*	Interest Rate	Put Premium	Knock-in Level	CUSIP	ISIN
The SPDR Trust Series 1	SPY	8.85%	2.58%	6.27%	90%	00083GRV8	US00083GRV85
*This Security has a term of three months, so you will receive a pro rated amount of this per annum rate based on such three-month period.
Denomination/Principal:	$1,000
Issue Price:	100%
Payment at Maturity:
The payment at maturity for each Security is based on the performance of the Underlying Fund linked to such Security:
i)     If the closing price of the Underlying Fund on the primary U.S. exchange or market for such Underlying Fund has not fallen below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, we will pay you the principal amount of each Security in cash.
ii)    If the closing price of the Underlying Fund on the primary U.S. exchange or market for such Underlying Fund has fallen below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date:
a)    we will deliver to you a number of shares of the Underlying Fund equal to the Redemption Amount, in the event that the closing price of the Underlying Fund on the Determination Date is below the Initial Price; or
b)    We will pay you the principal amount of each Security in cash, in the event that the closing price of the Underlying Fund on the Determination Date is at or above the Initial Price.
If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the Underlying Fund are not available for delivery at maturity we may pay you, in lieu of the Redemption Amount, the cash value of the Redemption Amount, determined by multiplying the Redemption Amount by the Closing Price of the Underlying Fund on the Determination Date.

Initial Price:	100% of the Closing Price of the Underlying Fund on the Pricing Date.
Redemption Amount:	For each $1,000 principal amount of Security, a number of shares of the Underlying Fund linked to such Security equal to $1,000 divided by the Initial Price.
Knock-In Level:	A percentage of the Initial Price as set forth in the table above.
Indicative Secondary Pricing:	• Internet at: www.s-notes. com • Bloomberg at: REXS2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive

Proposed Pricing Date:	May 30, 2008 subject to certain adjustments as described in the related pricing supplement
Proposed Settlement Date:	June 6, 2008
Determination Date:	September 2, 2008 subject to certain adjustments as described in the related pricing supplement
Maturity Date:	September 5, 2008 (Three Months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at <www.sec.gov> or by visiting ABN AMRO Holding N.V. on the SEC website at <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

We expect that delivery of the Securities will be made against payment therefor on or about the closing date specified on the cover page of this pricing sheet, which will be the fifth Business Day following the Pricing Date of the Securities (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three Business Days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the Pricing Date or the next succeeding Business Day will be required, by virtue of the fact that the Securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are interest paying, non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are senior notes of ABN AMRO Bank N.V. These Securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity is determined based on the performance of the Underlying Fund to which it is linked.

What will I receive at maturity of the Securities?

The payment at maturity of each Security will depend on (i) whether or not the closing price of the Underlying Fund to which such Security is linked fell below the knock-in level on any trading day during the Knock-in Period, and if so, (ii) the closing price of the applicable Underlying Fund on the determination date.  To determine closing prices, we look at the prices quoted by the relevant exchange.

•
If the closing price of the applicable Underlying Fund on the relevant exchange has not fallen below the applicable knock-in level on any trading day during the Knock-in Period, we will pay you the principal amount of each Security in cash.

•	If the closing price of the applicable Underlying Fund on the relevant exchange has fallen below the applicable knock-in level on any trading day during the Knock-in Period, we will either:

•
deliver to you the applicable redemption amount, in exchange for each Security, in the event that the closing price of the applicable Underlying Fund is below the applicable initial price on the determination date; or

•	pay you the principal amount of each Security in cash, in the event that the closing price of the applicable Underlying Fund is at or above the applicable initial price on the determination date.

If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the Underlying Fund are not available for delivery at maturity we may pay you, in lieu of the Redemption Amount, the cash value of the Redemption Amount, determined by multiplying the Redemption Amount by the Closing Price of the Underlying Fund on the Determination Date.

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. This is because you, the investor in the Securities, indirectly sell a put option to us on the shares of the Underlying Fund. The premium due to you for this put option is combined with a market interest rate on our senior debt to produce the higher interest rate on the Securities.

What are the consequences of the indirect put option that I have sold you?

The put option you indirectly sell to us creates the feature of exchangeability. If the closing price of the Underlying Fund on the relevant exchange falls below the Knock-In Level on any trading day during the Knock-In Period, and on the Determination Date the closing price of the Underlying Fund is less than the Initial Price, you will receive the Redemption Amount. The market value of the shares of such Underlying Fund at the time you receive those shares will be less than the principal amount of the Securities and could be zero. Therefore you are not guaranteed to receive any return of principal at maturity.

How is the Redemption Amount determined?

The Redemption Amount for each $1,000 principal amount of the Securities is equal to $1,000 divided by the initial price. Since shares of the Underlying Fund are held in book entry form, no stock certificates are issued.  Accordingly, any shares of the Underlying Fund which are delivered to you will be delivered in book entry form and will include any fractional shares you are entitled to receive, after aggregating your total holdings of the Securities based on the closing price of the Underlying Fund on the determination date.

What interest payments can I expect on the Securities?

The interest rate is fixed at issue and is payable in cash on each interest payment date, irrespective of whether the Securities are redeemed at maturity for cash or shares.

Can you give me an example of the payment at maturity?

If, for example, in a hypothetical offering, the interest rate was 10% per annum, the initial price of the underlying fund was $145.00 per share and the knock-in level for such offering was 80% then the knock-in level would be $116.00 per share or 80% of the initial price and the redemption amount would be 6.897 shares of the underlying fund, or $1,000 divided by $145.00.

If the hypothetical closing price of that underlying fund had fallen below its knock-in level of $116.00 on any trading day during the Knock-in Period, then payment at maturity would depend on the closing price of the underlying fund on the determination date. In this case, if the closing price of the underlying fund on the determination date is $136.00 per share, which is below the initial price, you would receive 6.897 shares of the underlying fund for each $1,000 principal amount of the securities.  Since shares of the underlying fund are held in book entry form we would deliver shares of the underlying fund in book entry form which allows us to deliver fractions of a share.  You would receive on the maturity date for each $1,000 principal amount of the securities 6.897 shares of the underlying. In addition, over the life of the securities you would have received interest payments at a rate of 10% per annum.

In this hypothetical example, the market value of those 6.897 shares of the underlying fund that we would deliver to you at maturity for each $1,000 principal amount of security would be $937.99, which is less than the principal amount of $1,000, and you would have lost a portion of your initial investment.

If, on the other hand, the closing price of the underlying fund on the determination date is $150.00 per share, which is above the initial price level, you will receive $1,000 in cash for each $1,000 principal amount of the securities regardless of the knock-in level having been breached. In addition, over the life of the Securities you would have received interest payments at a rate of 10% per annum.

Alternatively, if the closing price of the underlying fund never falls below $116.00, which is the knock-in price on any trading day during the Knock-in Period, at maturity you would receive $1,000 in cash for each $1,000 principal amount of the Securities you hold regardless of the closing price of the underlying fund on the determination date. In addition, over the life of the Securities you would have received interest payments of 10% per annum.

This example is for illustrative purposes only and is based on a hypothetical offering.  It is not possible to predict the closing price of any of the Underlying Funds on the determination date or at any time during the life of the Securities. For each offering, we will set the Initial Price, Knock-In Level and Redemption Amount on the Pricing Date.

Do I benefit from any appreciation in the Underlying Fund over the life of the Securities?

No. The amount paid at maturity for each $1,000 principal amount of the Securities will not exceed $1,000.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent.  As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected.  In addition, if the closing price of the Underlying Fund falls below the Knock-In Level on any trading day during the Knock-In Period, investors in the Securities will be exposed to any decline in the price of the Underlying Fund below the closing price of such Underlying Fund on the date the Securities were priced.  Accordingly, investors may lose some or all of their initial principal investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the aggregate fixed coupon payment investors earn during the term of the Securities.  This means that investors will not benefit from any price appreciation in the Underlying Fund, nor will they receive dividends paid on the Underlying Fund, if any.  Accordingly, investors will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the Underlying Fund increases during the term of the Securities or on the Determination Date. The return of a Security may be significantly less than the return of a direct investment in the Underlying Fund to which the Security is linked during the term of the Security.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange.  Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Fund, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk
Pursuant to the terms of the Knock-in Reverse Exchangeable Securities, we and every investor agree to characterize the Securities as consisting of a Put Option and a Deposit of cash with the issuer.  Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by the investor of the Put Option to ABN AMRO (referred to as Put Premium).  Receipt of the Put Premium will not be taxable upon receipt.

If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made to the investor at maturity), the investor will recognize short-term capital gain equal to the total Put Premium received.  If the Put Option is exercised (i.e., the final payment on the Securities is paid in the Underlying Fund), the investor will not recognize any gain or loss in respect of the Put Option, but the investor’s tax basis in the Underlying Fund received will be reduced by the Put Premium received.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein.  Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction.  This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Reverse Exchangeable Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code.

Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

On December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the Securities are among the instruments described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of the issues raised in the notice could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

The notice indicates that it is possible the IRS may adopt a new position with respect to how the IRS characterizes income or loss (including, for example, whether the option premium might be currently included as ordinary income) on the Securities for U.S. holders of the Securities.

You should consult your tax advisor regarding the notice and its potential implications for an investment in the Securities.

Reverse Exchangeable is a Service Mark of ABN AMRO Bank N.V.